UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number 000-55246

Sundance Energy Australia Limited

(Translation of registrant’s name into English)

633 17th Street, Suite 1950
Denver, CO  80202

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXPLANATORY NOTE

On April 23, 2018, Sundance Energy Inc., a wholly owned subsidiary of Sundance Energy Australia Limited (“Sundance” or the “Company”), acquired producing and non-producing crude oil, natural gas and natural gas liquids properties targeting the Eagle Ford formation and located in McMullen, Live Oak, Atascosa and La Salle Counties, Texas (collectively, the “Eagle Ford Properties”) for a total purchase price of $220.1 million, subject to customary post-closing adjustments (the “Eagle Ford Acquisition”). The effective date of the Eagle Ford Acquisition was October 1, 2017.  A detailed description of the Eagle Ford Acquisition appears in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, which was filed with the Securities and Exchange Commission on May 1, 2018.

This Report on Form 6-K is being filed in connection with the Eagle Ford Acquisition to provide the following financial statements: (i) the audited statements of revenue and direct operating expenses of the Eagle Ford Properties for the years ended December 31, 2017 and 2016; (ii) the unaudited pro forma condensed consolidated statement of profit or loss of Sundance for the year ended December 31, 2017, which gives effect to the Eagle Ford Acquisition as if it had occurred on January 1, 2017; and (iii) the unaudited pro forma condensed statement of financial position of Sundance as of December 31, 2017, which gives effect to the Eagle Ford Acquisition, as if it had occurred on December 31, 2017.

The unaudited pro forma condensed consolidated financial statements of Sundance are provided for illustrative purposes only, and are not intended to represent or be indicative of the profit or loss of the Company that would have been recorded had the Eagle Ford Properties been acquired as of the dates presented and should not be taken as representative of the future profit or loss of the Company. The pro forma adjustments give effect to pro forma events that are (i) directly attributable to the Eagle Ford Acquisition, (ii) factually supportable and (iii) with respect to the consolidated statements of income, expected to have a continuing impact on the combined results. The unaudited condensed consolidated financial statements do not reflect the impact of any potential operational efficiencies, cost savings or economies of scale that the Company may achieve with respect to the consolidated operations. Additionally, the pro forma statement of profit or loss does not include non-recurring charges or credits and the related tax effects which result directly from this transaction.

This Report on Form 6-K and Exhibits 99.1, 99.2 and 99.3 thereto, are incorporated by reference into the Registration Statement on Form S-8 (Registration Number 333-204490) and each of the Registration Statements on Form F-3 (Registration Number 333-216220 and 333-224583) of Sundance Energy Australia Limited.

Exhibit Number	Description
99.1	Audited Statements of Revenue and Direct Operating Expenses of the Eagle Ford Properties for the years ended December 31, 2017 and 2016
99.2

Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss of Sundance for the year ended December 31, 2017 and Unaudited Pro Forma Condensed Statement of Financial Position of Sundance as of December 31, 2017

99.3	Consent of Ernst and Young

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sundance Energy Australia Limited

	By:	/s/ Cathy L. Anderson
	Name:	Cathy L. Anderson
Date: May 2, 2018	Title:	Chief Financial Officer